UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Habarzel Street, Ramat Hahayal, Israel 69710
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statement on Form F-3 (file no. 333-119885).

CONTENTS

        Attached hereto is a copy of the Registrant’s press release dated March 16, 2009, reporting the results for the year ended at December 31, 2008.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2009	Top Image Systems Ltd. By: /s/ Ido Schechter —————————————— Ido Schechter Chief Executive Officer

FOR IMMEDIATE RELEASE	BUSINESS NEWS

Top Image Systems Reports
39% Increase in Full Year Revenues to a Record $32.2 million

2008 net income of $604 thousand compared to loss of $6.3 million in previous year
Conference call today, scheduled at 11am EDT

Tel Aviv, Israel – March 16, 2009 – Top Image Systems, Ltd. (TIS) (NASDAQ: TISA , TASE: TISA), the leading innovator of data capture solutions, today announced its financial results for the fourth quarter and full year, ended December 31, 2008.

Highlights
–	Full year revenues increased 39% year-over-year to $32.2 million, well ahead of the industry growth rate;
–	Strong performance in Continental Europe, US and Latin America;
–	Continued strong and globally diversified sales pipeline;
–	Executing on strategy and discontinued sales of low-margin third-party hardware which the Company believes will lead to higher gross margins in the coming quarters;
–	The discontinuation of the hardware sales led to a sequential and slight year-on-year reduction in quarterly revenues, reaching $6.5 million;
–	Amalgamated Chinese operations to one office, closing a second office, which will lead to large cost savings in 2009 and beyond;
–	Full year 2008 net income of $604 thousand versus loss of $6.3 million last year;

Fourth Quarter 2008 Results
Revenues for the fourth quarter of 2008 reached $6.5 million, a decrease of 2% from the fourth quarter of 2007, and a decrease of 23% compared with the third quarter of 2008. 43% of fourth quarter revenues were generated from products and 57% from services. The primary cause of the sequential and year-over-year decline in revenues is due to the absence of lower margin third-party hardware sales in Asia, in line with the Company’s strategy to increase profitability.

Operating loss for the fourth quarter of 2008 reached $3.0 million compared with an operating loss of $4.9 million for the fourth quarter of 2007 and operating profit of $0.3 million for the third quarter of 2008. The operating expenses in the quarter included a one-time impairment charge of $1.8 million. This charge is non-cash in nature and due to a decrease in fair value of goodwill of $1.3 million at the Company’s Chinese subsidiary, Asiasoft Global, and a decrease of $0.5 million in the fair value of certain intangible assets at the Company’s UK subsidiary, Capture Projects Ltd. (CPL).

During the quarter, the Company closed its office in Guangzhou, China, and these operations have been classified in the income statement as discontinued. Discontinued operations amounted to $0.4 million in the quarter.

Net income for the fourth quarter of 2008 totaled $1.6 million, compared to a loss of $2.9 million in the fourth quarter of 2007 and to a net loss of $0.9 million in the third quarter of 2008.

Fully diluted net income per share in the fourth quarter of 2008 was $0.13, compared with a loss per share of $0.32 in the fourth quarter of 2007 and a loss per share of $0.10 in the third quarter of 2008.

Net income was positively impacted by the financial income in the quarter, which was $5.1 million, compared with $1.9 million in the fourth quarter of 2007 and a financial expense of $1.2 million in the prior quarter.

It is important to note that since the beginning of 2008, the Company adopted Financial Accounting Standard Board Statement no. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“FAS 159”) as of the start of 2008. Therefore the Company’s debenture is currently accounted for at fair value. This fair value is based on a base debenture market price and also depends on the exchange rate between the Israeli Shekel and US Dollar. These values change on a daily basis, and the dollar has significantly strengthened against the Israeli shekel in the fourth quarter. While the debenture’s value fluctuation affects financial expenses, it has no affect on operating income.

Full Year 2008 Results

Revenues for the year increased 39% to $32.2 million, from $23.2 million for 2007. Operating loss for the year totaled $1.7 million, but includes the above-mentioned impairment charge of $1.8 million. This is compared with an operating loss of $8.1 million for 2007.

Discontinued operations in the year due to the closure of the office in Guangzhou, China, amounted to $0.8 million.

Net income for the year totaled $0.6 million, compared with a loss of $6.3 million for the 2007. Fully diluted income per share for the year totaled $0.07 compared with a basic loss per share of $0.72 in 2007.

Management comment
“2008 was a fantastic year for TIS in which we chalked up many accomplishments,” commented Dr. Ido Schechter, Top Image Systems’ CEO. “Despite the global economic downturn and high currency volatility, we presented record top and bottom line results. We are encouraged to see that the steps we took as part of the comprehensive restructuring plan initiated at the end of 2007, of improving efficiency and reducing costs, are bearing fruit. Our regional independent profit centers are now highly focused on both their top and bottom line, and we have subsequently seen improvement in all our regions during the year. We have been successful in improving our gross margin over last year, through our increased focus on selling solutions with a higher software component. Finally, we are targeting larger and more secure governmental deals and encouraging our major partners to become more active in generating deal flow. This is all in order to increase the number of opportunities and our footprint in the market, and we are very happy with the length and diversity of our sales pipeline.”

Continued Dr. Schechter, “While the global downturn affects everyone, we believe that our niche market which is associated with quick and high ROI, is more defensive than other IT markets. However, to be on the prudent side, we have taken a number of additional streamlining actions in the current quarter, in order to avoid potential future difficulties and increase our profitability in the near-term. These included a drastic decrease in our fixed expenses as well as a headcount reduction in Asia-Pacific. We achieved this through the carefully planned closure of our Guangzhou office, one of our two offices in China.”

“We end 2008 with an operating platform primed for increased profitability. Our strategy in 2009 aims for achieving larger deal size, as well as improved gross and operating margins by way of selling solely software solutions combined with lower fixed costs. However, given the global downturn, we tread particularly carefully and remain cautious. We aim to leverage the current environment to maintain and build on our market leadership, enhancing our competitive positioning. Most importantly, we expect to be profitable on an operating level and look forward to a successful 2009,” concluded Dr. Schechter.

Conference Call

The Company will be holding a conference call today, March 16, 2009, at 11:00am EDT (8:00am Pacific Time, 5:00pm Israel Time) to review the fourth quarter and year end 2008 financial results and other corporate events.

Dr. Ido Schechter, CEO, will be on-line to discuss these results and take part in a question and answer session.

To participate, please call one of the following teleconferencing numbers at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-866-345-5855
ISRAEL Dial-in Number: 03-918-0692
INTERNATIONAL Dial-in Number: +972-3-918-0692

The call will also be broadcast live, and can be accessed through a link on Top Image Systems’ website at: www.topimagesystems.com.

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Top Image Systems’ website at: www.topimagesystems.com

About Top Image Systems
Top Image Systems is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS’s eFLOW Unified Content Platform is a common platform for the company’s solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company’s website http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements
Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding future operating or financial performance. Words such as “will,” “expects,” “anticipates,” “estimates,” “intends,” “believes,” “plans” and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, quarterly fluctuations in sales of products in the Data Capture market (where in general the fourth quarter is the strongest and the first quarter is the weakest), TIS’s ability to successfully integrate businesses it acquires, litigation (including litigation over intellectual property rights), general economic conditions and other risk factors detailed in the Company’s most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Company Contact	Investor Relations Contact
Adi Bar-Lev	Ehud Helft / Kenny Green
Director of Marketing and IR	GK Investor Relations
adi@topimagesystems.com	Info@gkir.com
+972 545 330537	Tel: (US) 1 646 201 9246

Top Image Systems Ltd.
Consolidated Balance Sheet as at

	December 31, 2007	December 31, 2008
	In thousands US$

Assets

Current assets:
Cash and cash equivalents	8,156	7,008
Short term deposit	-	722
Marketable securities	5,050	630
Trade receivables and unbilled customers, net	8,287	6,469
Other account receivables and prepaid expenses	1,758	1,081

Total current assets	23,251	15,910

Long term assets:
Severance funds pay	861	856
Long-term deposits and long-term asset	600	194
Property and equipment, net	786	672
Investment in affiliates	596	861
Intangible assets and deferred finance cost, net	2,475	336
Goodwill	7,665	5,813

Total long-term assets	12,983	8,732

Total assets	36,234	24,642

Liabilities and Shareholders' Equity

Current liabilities:
Short-term bank loans	1,991	3,342
Convertible debenture	-	1,155
Trade payables	2,089	1,124
Deferred revenues	3,607	975
Accrued expenses and accounts payable	5,539	3,284

Total current liabilities	13,226	9,880

Long-term liabilities:
Convertible debentures	9,928	3,464
Embedded derivative of Convertible debenture	1,671	-
Accrued severance pay	1,171	1,196

Total long-term liabilities	12,770	4,660

Total liabilities	25,996	14,540

Shareholders' equity
Share capital - Ordinary share of NIS 0.04 par value	98	98
Additional paid-in capital	31,025	31,137
Accumulated other comprehensive income	102	(692)
Accumulated deficit	(20,987)	(20,441)

Total shareholders' equity	10,238	10,102

Total liabilities and shareholders' equity	36,234	24,642

Top Image Systems Ltd.
Statements of Operations for the

	Three months ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2007	2008	2007	2008
	In thousands US$, except per share data

Revenues
Product sales	3,601	2,797	11,701	16,391
Service revenues	3,066	3,745	11,488	15,831

Total revenues	6,667	6,542	23,189	32,222

Cost of revenues
Product costs	2,233	1,038	5,151	5,876
Service costs	2,567	2,189	8,019	9,199

Total cost of revenues	4,800	3,227	13,170	15,075

Gross profit	1,867	3,315	10,019	17,147

Expenses

Research and development costs, net	528	502	2,393	1,762
Selling and marketing	3,022	2,530	9,231	9,292
General and administrative	2,404	1,486	5,655	5,956
Restructuring costs and other special charges	849	-	849	-
Impairment	-	1,839	-	1,839

	6,803	6,357	18,128	18,849

Operating profit (loss)	(4,936)	(3,042)	(8,109)	(1,702)

Financing income (expenses), net	2,240	5,063	1,957	3,136

Income (loss) before taxes on income	(2,696)	2,021	(6,152)	1,434

Taxes on Income	(183)	(36)	(228)	(74)

Other income	(9)	-	101	-

Discontinue Operation	(52)	(418)	(104)	(840)

Equity profit (loss) of invest in affiliates	84	(17)	35	84

Net income (loss) for the period	(2,856)	1,550	(6,348)	604

Earning per Share
Basic

Income (loss) from continuing operations	(0.315)	0.220	(0.703)	0.162
Income (loss) from discontinuing operations	(0.006)	(0.047)	(0.012)	(0.094)

Net Income (loss) per share - basic	(0.321)	0.174	(0.715)	0.068

Weighted average number of shares used in computation of basic
net income (loss) per share	8,908,133	8,925,638	8,881,178	8,921,951

Diluted

Income (loss) from continuing operations	(0.315)	0.170	(0.703)	0.162
Income (loss) from discontinuing operations	(0.006)	(0.036)	(0.012)	(0.094)

	(0.321)	0.134	(0.715)	0.068

Weighted average number of shares used in computation of
diluted net income (loss) per share	8,908,133	11,567,986	8,881,178	8,936,458

A reconciliation of Non GAAP net income to GAAP net income is as follows (in thousands US$):

	Three months ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2007	2008	2007	2008
	In thousands US$, except per share data

Net Income (loss) for the period	(2,856)	1,550	(6,348)	604
Employees ESOP realted costs	585	22	883	90
Amortization of intangible assets realted to acquisition	109	166	487	560
Impairment	-	1,839	-	1,839
Change In Fair Value of Convertible Debenture	-	(4,604)	-	(3,471)
Change In Fair Value of Long Term Assets	-	457	-	457

Non-GAAP Net Income (loss)	(2,162)	(570)	(4,978)	79